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EXHIBIT 23.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Bon-Ton Stores, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-43105, 333-36725, and 333-65120) of The Bon-Ton Stores, Inc.
of our report dated June 11, 2004, with respect to the statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (formerly The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004 annual report on Form 11-K of The Bon-Ton Stores, Inc. Retirement Contribution Plan.

/s/ KPMG LLP

Harrisburg, Pennsylvania
June 24, 2005